ERA
                                                                             GSM

Press Release



           Polska Telefonia Cyfrowa Director of Finance Leaves Company


Warsaw, Poland - December 14, 2000 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.eragsm.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services, today announced that the company's director of finance, Mr. Stanislaw Majewski, has left the Company effective December 13, 2000. Mr. Majewski has held the position of Director of Finance since August 1999.

Boguslaw Kulakowski, the Company's Director General and President of the Management Board will assume the additional responsibilities and oversee the company's financial operations until a successor is appointed.

Operating under the brand name of ERA GSM, Polska Telefonia Cyfrowa provides the total range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.eragsm.pl. pages on the Internet.


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For further information contact:

Malgorzata Zelezinska             Andreas Melbaum
Investor Relations Manager        Financial Controller
(+48) 22 573 3275                 (+48) 22 573  4205
(+48) 602 20 3275                 (+48) 602 20 4225
mzelezinska@eragsm.pl             amelbaum@eragsm.pl
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Boguslaw Kulakowski               Kelly Keisling
General Director                  Golin/Harris
(+48) 22 573 6100                 (212) 309 1436
(+48) 602 20 6100                 (212) 688 5213
bkulakowski@eragsm.pl             kkeisling@golinharris.co
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